                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              JACOBSON STORES INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                           Common Stock, $1 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  469834 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               November 30, 2000
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [x]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 469834 10 5                 13G
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        MARK K. ROSENFELD
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       347,059
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   15,271
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        347,059
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    15,271
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        362,330
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


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
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



Item 1(a).        Name of Issuer:

                           Jacobson Stores Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3333 Sargent Road
                           Jackson, Michigan  49201-8847


Item 2(a).        Name of Person Filing:

                           Mark K. Rosenfeld


Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           4816 Culbreath Isles Road
                           Tampa, Florida  33629


Item 2(c).        Citizenship:

                           United States

Item 2(d).        Title of Class of Securities:

                           Common Stock, $1 par value

Item 2(e).        CUSIP Number:

                           469834 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                           (Inapplicable)



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


Item 4.  Ownership:

                  (a)   Amount Beneficially Owned: 362,330 shares

                  (b)   Percent of Class:  6.3%

                  (c)   Number of shares as to which such person has:

                         (i)    sole power to vote or to direct the vote:

                                           347,059*

                        (ii)    shared power to vote or to direct the vote:

                                           15,271*

                       (iii) sole power to dispose or to direct the disposition of:

                                           347,059*

                        (iv) shared power to dispose or to direct the disposition of:

                                           15,271*

                 *Includes 306 shares issuable on conversion of debentures (treated as if converted).

Item 5.          Ownership of Five Percent or Less of a Class.

                           (Inapplicable)

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 The reporting person's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 13,618 common shares she owns. The reporting person's children, as beneficiaries of various trusts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 3,901 common shares and debentures convertible into another 306 common shares held by the reporting person or his wife as trustee for their benefit.







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



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           (Inapplicable)

Item 8.  Identification and Classification of Members of the Group.

                           (Inapplicable)


Item 9.  Notice of Dissolution of Group.

                           (Inapplicable)


Item 10. Certifications.

                           (Inapplicable)



                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 29, 2001


                                                /s/  Mark K. Rosenfeld
                                                ------------------------------
                                                Mark K. Rosenfeld






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